Laurie A. Burlingame 617.570.1879 mbison@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 19, 2015

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: Confidential Submission of Blueprint Medicines Corporation Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Blueprint Medicines Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame

Enclosure

cc:

Jeffrey W. Albers, President and Chief Executive Officer, Blueprint Medicines Corporation
Christine Bellon, Vice President, Legal Affairs, Blueprint Medicines Corporation

Kingsley L. Taft, Esq., Goodwin Procter LLP

Michael J. Minahan, Esq., Goodwin Procter LLP